Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	September 30, 2021 $	December 31, 2020 $

Assets

Current assets
Cash	72,218	83,913
Trade and other receivables (note 3)	7,950	7,431
Inventory (note 4)	6,991	5,331
Prepaid expenses and deposits	106	1,067
Total current assets	87,265	97,742

Property and equipment (note 5)	862	859
Intangible assets (note 6)	1,569	1,898
Right-of-use assets (note 7)	1,193	1,424
Goodwill	2,676	2,678

Total assets	93,565	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,166	3,382
Deferred revenue	554	358
Provisions	198	195
Other liabilities (note 8)	-	99
Derivative financial instrument	267	450
Lease liabilities (note 9)	412	312
Income taxes payable	-	13
Total current liabilities	3,597	4,809

Deferred revenue	912	1,078
Lease liabilities (note 9)	1,042	1,364

Total liabilities	5,551	7,251

Shareholders’ Equity

Share capital (note 10)	218,439	211,527
Contributed surplus	14,524	11,250
Accumulated other comprehensive loss	5,583	4,567
Deficit	(150,532)	(129,994)

Total Shareholders’ Equity	88,014	97,350

Total Liabilities and Shareholders’ Equity	93,565	104,601

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended September 30, 2021 $	Three months ended September 30, 2020 $	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Revenue (note 12)
Capital equipment	1,457	1,135	3,150	2,301
Non-capital - recurring	1,080	1,103	2,725	2,123
	2,537	2,238	5,875	4,424
Cost of sales (note 13)	1,550	765	3,420	2,093
Gross profit	987	1,473	2,455	2,331

Operating expenses (note 13)
Research and development	4,054	3,566	10,578	7,398
General and administrative	2,506	1,863	7,091	5,775
Selling and distribution	2,034	1,186	5,349	3,112
Total operating expenses	8,594	6,615	23,018	16,285

Operating Loss	7,607	5,142	20,563	13,954

Net finance costs/(income) (note 14)	(1,663)	784	(161)	(272)

Loss before taxes	5,944	5,926	20,402	13,682

Income taxes	52	183	136	413

Net loss attributed to shareholders for the period	5,996	6,109	20,538	14,095

Other comprehensive (gain) loss
Item that may be reclassified to loss
Foreign currency translation adjustment	3,931	(2,160)	1,016	2,648
Net loss and comprehensive loss for the period	2,065	8,269	19,522	11,447

Loss per share (note 15)
Basic and diluted loss per common share	0.29	0.33	1.01	0.85

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2020	11,852,749	100,298	15,076	7,369	(108,372)	14,371

Net loss for the period	-	-	-	-	(14,095)	(14,095)
Cumulative translation adjustment	-	(1,340)	(432)	2,648	-	876
Exercise of share options	152,384	1,729	(759)	-	-	970
Exercise of warrants	1,055,094	13,637	(3,577)	-	-	10,060
Share-based compensation (note 11)	-	-	2,070	-	-	2,070
Issuance of units from offering (note 10)	6,564,914	79,094	-	-	-	79,094
Balance – September 30, 2020	19,625,141	193,418	12,378	10,017	(122,467)	93,346

Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the period	-	-	-	-	(20,538)	(20,538)
Cumulative translation adjustment	-	(916)	(111)	1,016	-	(11)
Exercise of share options	73,908	974	(392)	-	-	582
Exercise of warrants	485,161	6,836	(997)	-	-	5,839
Vesting of RSUs	1,234	18	(18)	-	-	-
Share-based compensation (note 11)	-	-	4,792	-	-	4,792
Balance – September 30, 2021	20,769,251	218,439	14,524	5,583	(150,532)	88,014

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Operating activities
Net loss for the period	(20,538)	(14,095)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	371	260
Amortization of intangible assets (note 6)	763	666
Depreciation of right-of-use assets (note 7)	249	226
Share-based compensation (note 11)	4,792	2,070
Interest and accretion expense (note 14)	67	542
Deferred revenue	31	36
Change in fair value of derivative financial instrument	(183)	176
Change in fair value of contingent consideration	-	38
Changes in non-cash working capital balances
Trade and other receivables	(531)	(1,498)
Prepaid expenses and deposits	974	894
Inventory	(2,025)	(1,663)
Accounts payable and accrued liabilities	(1,237)	(606)
Provisions	3	59
Income taxes payable	(13)	167
Foreign exchange on cash	(30)	(399)
Total cash used in operating activities	(17,307)	(13,127)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(434)	-
Total cash used in investing activities	(466)	-

Financing activities
Issuance of common shares	-	85,523
Transaction costs paid	-	(6,429)
Payment of other liabilities (note 8)	(99)	(173)
Payment of long-term debt and interest	-	(9,293)
Proceeds from share options exercised	582	970
Proceeds from warrants exercised	5,839	10,060
Payment of lease liabilities (note 9)	(286)	(194)
Total cash from financing activities	6,036	80,464

Net change in cash during the period	(11,737)	67,337
Foreign exchange on cash	42	630
Cash – Beginning of period	83,913	14,800
Cash – End of period	72,218	82,767

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS.

The Board of Directors approved these consolidated financial statements on November 4, 2021. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument and other liabilities which are measured at fair value. Certain current period amounts have been reclassified to conform with the current year presentation.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

Revenue

The company generates revenue from the lease and sale of medical devices and the sale of certain consumable goods. Capital equipment consists of one-time revenue for the sale of capital equipment including installation fees.  Non-capital – recurring revenue consists of the sale of consumables, lease of medical devices, procedures and services associated with extended warranties.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	September 30, 2021 $	December 31, 2020 $

Trade receivables	7,434	6,446
Tax receivables	245	774
Other receivables	271	211
Total trade and other receivables	7,950	7,431

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At September 30, 2021 there were nil (December 31, 2020 - $695) of trade receivables that were past due but still considered collectible.

4	Inventory

	September 30, 2021 $	December 31, 2020 $

Finished goods	2,994	3,573
Raw materials	4,003	1,774
Inventory provision	(6)	(16)
Total inventory	6,991	5,331

During the three and nine month periods ended September 30, 2021, $1,209 and $3,213 (three and nine month periods ended September 30, 2020 - $284 and $1,586 respectively) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $1 and $10 during the three and nine month periods ended September 30, 2021 (decreased for the three and nine month periods ended September 30, 2020 - $180 and $11). There were no other inventory writedowns charged to cost of sales during the three and nine month periods ended September 30, 2021.

5	Property and equipment

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2021
Cost	127	1,068	553	633	2,381
Accumulated depreciation	(115)	(1,068)	(240)	(99)	(1,522)
Net book value	12	-	313	534	859

Nine months ended September 30, 2021
Opening net book value	12	-	313	534	859
Additions	-	-	32	338	370
Foreign exchange	(2)	-	-	6	4
Depreciation	(10)	-	(45)	(316)	(371)
Closing net book value	-	-	300	562	862

At September 30, 2021
Cost	40	1,068	575	1,004	2,686
Accumulated depreciation	(40)	(1,068)	(275)	(442)	(1,824)
Net book value	-	-	300	562	862

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2021
Cost	231	421	3,456	681	4,789
Accumulated amortization	(45)	(59)	(2,328)	(459)	(2,891)
Net book value	186	362	1,128	222	1,898

Nine months ended September 30, 2021
Opening net book value	186	362	1,128	222	1,898
Additions	-	434	-	-	434
Foreign exchange	1	(11)	7	3	-
Amortization	(17)	(102)	(538)	(106)	(763)
Closing net book value	170	683	597	119	1,569

As at September 30, 2021
Cost	231	849	3,456	681	5,217
Accumulated amortization	(61)	(166)	(2,859)	(562)	(3,648)
Net book value	170	683	597	119	1,569

7	Right-of-use assets

Leased premises $

As at January 1, 2021
Cost	1,918
Accumulated depreciation	(494)
Net book value	1,424

Nine months ended September 30, 2021
Opening net book value	1,424
Addition	18
Foreign exchange	-
Depreciation	(249)
Closing net book value	1,193

As at September 30, 2021
Cost	1,918
Accumulated depreciation	(725)
Net book value	1,193

The Company leases office premises in Mississauga, Canada, Beijing, China and Vantaa, Finland. These lease agreements are typically entered into for three to ten-year periods.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

8	Other liabilities

Contingent consideration $

As at January 1, 2021	99
Amounts paid	(99)
As at September 30, 2021	-

Contingent consideration

The final payment in relation to the contingent consideration was made during the period and no further amounts are owing.

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

9	Lease liabilities

	September 30, 2021 $	December 31, 2020 $

Balance – Beginning of period	1,676	1,836
Additions	15	-
Repayments	(286)	(289)
Foreign exchange	(18)	58
Interest and accretion expense	67	71
Balance – End of period	1,454	1,676
Less: Current portion	412	312
Long-term portion	1,042	1,364

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	September 30, 2021 $	December 31, 2020 $

20,769,251 (December 31, 2020 – 20,208,948) common shares	218,439	211,527

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2021	1,223,744	14.45	1.68
Expired	(13,600)	15.50	-
Exercised	(485,161)	15.33	0.32
Balance - September 30, 2021	724,983	13.81	1.48

11	Share-based payments

Share options

Compensation expense related to share options for the three and nine month periods ended September 30, 2021 was $1,765 and $4,397, respectively (three and nine month periods ended September 30, 2020 - $978 and $2,066, respectively).

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

A summary of the share option changes during the period presented and the total number of share options outstanding as at September 30, 2021 are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2021	1,522,362	13.97
Granted	568,464	22.21
Exercised	(73,908)	9.72
Forfeited/expired	(46,843)	15.46
Balance - September 30, 2021	1,970,075	16.47

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

	March 11, 2021	May 21, 2021	June 17, 2021

Exercise price	C$28.16	C$22.08	C$23.14
Expected volatility	75%	75%	75%
Expected life of options (years)	6	6	6
Risk-free interest rate	1.40%	1.21%	1.14%
Dividend yield	-	-	-
Number of share options issued	12,000	555,464	1,000

The following table summarizes information about the share options outstanding as at September 30, 2021:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.01 – 4.00	11,300	1.13	11,300
8.01 – 10.00	452,610	6.73	240,770
10.01 – 12.00	137,890	6.67	100,349
12.01 – 14.00	8,300	4.87	8,300
14.01 – 16.00	160,256	5.75	151,473
16.01 – 18.00	533,155	8.67	176,028
20.01 – 22.00	1,400	8.88	379
22.01 – 24.00	562,764	9.53	-
24.01 – 26.00	91,400	9.18	-
28.01 – 30.00	11,000	9.45	-
	1,970,075	8.06	688,599

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and nine month periods ended September 30, 2021 was $229 and $395 (three and nine month periods ended September 30, 2020 - $2 and $4, respectively).

A summary of the RSUs changes during the period are set forth below:

Number of RSUs

Balance - January 1, 2021	8,717
Granted	211,500
Forfeited	(10,000)
Vested	(1,234)
Balance - September 30, 2021	208,983

12	Revenue

	Three months ended September 30,
	2021 $		2020 $
	Contracts with customers	Leasing	Contracts with customers	Leasing

Capital equipment	1,457	-	1,135	-
Non-capital - recurring	922	158	1,019	84
	2,379	158	2,154	84

	Nine months ended September 30,
	2021 $		2020 $
	Contracts with customers	Leasing	Contracts with customers	Leasing

Capital equipment	3,150	-	2,301	-
Non-capital - recurring	2,410	315	1,944	179
	5,560	315	4,245	179

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

13	Nature of expenses

	Three months ended September 30, 2021 $	Three months ended September 30, 2020 $	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Production and manufacturing costs	1,234	692	2,543	1,629
Salaries and benefits	3,236	2,550	8,995	6,841
Consulting fees	848	368	2,862	2,240
Research and development expense, excluding salaries and benefits	779	1,769	2,171	2,091
Sales and marketing expenses	483	127	817	400
Amortization and depreciation	487	400	1,383	1,152
Share-based compensation	1,994	978	4,792	2,070
Rent	42	42	175	161
Software/Hardware	152	188	427	454
Insurance	447	338	1,088	970
Other expenses	442	(72)	1,185	370
	10,144	7,380	26,438	18,378

14	Net finance costs

	Three months ended September 30, 2021 $	Three months ended September 30, 2020 $	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Change in fair value of derivative financial instrument	(34)	6	(183)	176
Lease liability interest expense (note 9)	22	25	67	71
Interest income	(22)	(232)	(116)	(465)
Change in fair value of contingent consideration (note 8)	-	30	-	38
CIBC loan	-	-	-	471
Foreign exchange (gain) loss	(1,629)	955	71	(563)
	(1,663)	784	(161)	(272)

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020

Net loss for the period	$5,996	$6,109	$20,538	$14,095
Weighted average number of common shares	20,406,538	18,708,547	20,360,518	16,485,795
Basic and diluted loss per share	$0.29	$0.33	$1.01	$0.85

Of the 1,970,075 (September 30, 2020 – 1,524,801) share options, 208,983 (September 30, 2020 – 3,717) RSUs and 724,983 (September 30, 2020 – 1,724,804) warrants not included in the calculation of diluted loss per share for the period ended September 30, 2021, 1,413,582 (September 30, 2020 – 2,193,999) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended September 30, 2021 $	Three months ended September 30, 2020 $	Nine months ended September 30, 2021 $	Nine months ended September 30, 2020 $

Salaries and employee benefits	299	214	1,435	1,124
Directors’ fees	63	26	171	70
Share-based compensation	586	478	2,020	1,187
	948	718	3,626	2,381

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

(10)

17	Segment reporting

The Company’s operations are categorized into one segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company sells its products in various countries around the world, the below table shows the entity wide geographic disclosure for revenue based on the location of the legal entity that sold the product.

For the three-months ended September 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	469	-	988	1,457
Non-capital - recurring	42	570	468	1,080
	511	570	1,456	2,537

For the nine-months ended September 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	1,724	-	1,426	3,150
Non-capital - recurring	247	1,398	1,080	2,725
	1,971	1,398	2,506	5,875

For the three-months ended September 30, 2020:

	Canada $	Germany $	Total $

Revenue
Capital equipment	1,135	-	1,135
Non-capital - recurring	435	668	1,103
	1,570	668	2,238

For the nine-months ended September 30, 2020:

	Canada $	Germany $	Total $

Revenue
Capital equipment	1,758	543	2,301
Non-capital - recurring	840	1,283	2,123
	2,598	1,826	4,424

(11)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

Other entity wide financial information by geography as at September 30, 2021:

	Canada $	USA $	China $	Germany $	Finland $	Total $

Total assets	88,699	1,168	53	2,015	1,630	93,565
Goodwill and intangible assets	4,245	-	-	-	-	4,245
Property and equipment	586	276	-	-		862
Right-of-use assets	1,158	-	13	-	22	1,193

Other entity wide financial information by geography as at December 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	98,890	456	1,682	3,573	104,601
Goodwill and intangible assets	4,576	-	-	-	4,576
Property and equipment	859	-	-	-	859
Right-of-use assets	1,325	-	-	99	1,424

18	Change in presentation currency

At December 31, 2020, the Company changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates (IAS 21) and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to other comprehensive loss (income). The Company has presented the effects of the change in the presentation currency below.

(12)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

	September 30, 2020 USD$	September 30, 2020 CAD$

Assets
Current assets
Cash	82,767	110,402
Trade and other receivables	4,742	6,326
Inventory	4,941	6,591
Prepaid expenses and deposits	93	124
Total current assets	92,543	123,443

Property and equipment	599	799
Intangible assets	1,669	2,227
Right-of-use assets	1,437	1,917
Goodwill	2,556	3,409
Total assets	98,804	131,795

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,800	2,401
Deferred revenue	424	566
Provisions	154	205
Other liabilities	79	105
Derivative financial instrument	372	497
Lease liabilities	291	389
Income taxes payable	181	242
Total current liabilities	3,301	4,405

Deferred revenue	755	1,006
Provisions	21	28
Lease liabilities	1,381	1,842
Total liabilities	5,458	7,281

Shareholders’ Equity

Share capital	193,418	258,000
Contributed surplus	12,378	16,511
Accumulated other comprehensive loss	10,017	160
Deficit	(122,467)	(150,157)
Total Shareholders’ Equity	93,346	124,514

Total Liabilities and Shareholders’ Equity	98,804	131,795

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Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

September 30, 2021

In USD (000s)

(Unaudited)

	Three months ended September 30, 2020 USD$	Three months ended September 30, 2020 CAD$

Revenue
Capital equipment	1,135	1,512
Non-capital - recurring	1,103	1,469
	2,238	2,981
Cost of sales	765	1,019
Gross profit	1,473	1,962

Operating expenses
Research and development	3,566	4,750
General and administrative	1,863	2,481
Selling and distribution	1,186	1,580
Total operating expenses	6,615	8,811

Operating Loss	5,142	6,849

Net finance costs	784	1,044

Loss before taxes	5,926	7,893

Income taxes	183	243

Net loss attributed to shareholders for the year	6,109	8,136

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	(2,160)	(118)

Net loss and comprehensive loss for the year	8,269	8,254

Loss per share
Basic and diluted loss per common share	0.33	0.43

(14)